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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                             Highland Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    42987910
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            Mr. Terry Maltese, Sandler O'Neill Asset Management LLC,
         780 Third Avenue, 30th Floor, New York, NY 10017 (212) 486-7300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 25, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 16 pages.
                        Exhibit Index located on Page 16        SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP No. 42987910                                            Page 2 of 16 Pages

________________________________________________________________________________
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SOAM Holdings, LLC

________________________________________________________________________________
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                     (b) / /


________________________________________________________________________________
3      SEC USE ONLY


________________________________________________________________________________
4      SOURCE OF FUNDS*

          00

________________________________________________________________________________
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                   / /


________________________________________________________________________________
6      CITIZEN OR PLACE OF ORGANIZATION

          Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /


________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

________________________________________________________________________________

  14   TYPE OF REPORTING PERSON*

          00

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 42987910                                            Page 3 of 16 Pages

________________________________________________________________________________
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sandler O'Neill Asset Management, LLC

________________________________________________________________________________
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                     (b) / /


________________________________________________________________________________
3      SEC USE ONLY


________________________________________________________________________________
4      SOURCE OF FUNDS*

          00

________________________________________________________________________________
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                   / /


________________________________________________________________________________
6      CITIZEN OR PLACE OF ORGANIZATION

          New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /


________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

________________________________________________________________________________

  14   TYPE OF REPORTING PERSON*

          00

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 42987910                                            Page 4 of 16 Pages

________________________________________________________________________________
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Malta Partners, L.P.

________________________________________________________________________________
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                     (b) / /


________________________________________________________________________________
3      SEC USE ONLY


________________________________________________________________________________
4      SOURCE OF FUNDS*

          WC

________________________________________________________________________________
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                   / /


________________________________________________________________________________
6      CITIZEN OR PLACE OF ORGANIZATION

          Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /


________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

________________________________________________________________________________

  14   TYPE OF REPORTING PERSON*

          PN

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 42987910                                            Page 5 of 16 Pages

________________________________________________________________________________
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Malta Partners II, L.P.

________________________________________________________________________________
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                     (b) / /


________________________________________________________________________________
3      SEC USE ONLY


________________________________________________________________________________
4      SOURCE OF FUNDS*

          WC

________________________________________________________________________________
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                   / /


________________________________________________________________________________
6      CITIZEN OR PLACE OF ORGANIZATION

          Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /


________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

________________________________________________________________________________

  14   TYPE OF REPORTING PERSON*

          PN

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 42987910                                            Page 6 of 16 Pages

________________________________________________________________________________
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Malta Hedge Fund, L.P.

________________________________________________________________________________
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                     (b) / /


________________________________________________________________________________
3      SEC USE ONLY


________________________________________________________________________________
4      SOURCE OF FUNDS*

          WC

________________________________________________________________________________
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                   / /


________________________________________________________________________________
6      CITIZEN OR PLACE OF ORGANIZATION

          Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /


________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

________________________________________________________________________________

  14   TYPE OF REPORTING PERSON*

          PN

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 42987910                                            Page 7 of 16 Pages

________________________________________________________________________________
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Malta Hedge Fund II, L.P.

________________________________________________________________________________
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                     (b) / /


________________________________________________________________________________
3      SEC USE ONLY


________________________________________________________________________________
4      SOURCE OF FUNDS*

          WC

________________________________________________________________________________
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                   / /


________________________________________________________________________________
6      CITIZEN OR PLACE OF ORGANIZATION

          Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /


________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

________________________________________________________________________________

  14   TYPE OF REPORTING PERSON*

          PN

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 42987910                                            Page 8 of 16 Pages

________________________________________________________________________________
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Malta Offshore, Ltd.

________________________________________________________________________________
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                     (b) / /


________________________________________________________________________________
3      SEC USE ONLY


________________________________________________________________________________
4      SOURCE OF FUNDS*

          WC

________________________________________________________________________________
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                   / /


________________________________________________________________________________
6      CITIZEN OR PLACE OF ORGANIZATION

          Cayman Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /


________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

________________________________________________________________________________

  14   TYPE OF REPORTING PERSON*

          CO

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 42987910                                            Page 9 of 16 Pages

________________________________________________________________________________
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Terry Maltese

________________________________________________________________________________
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                     (b) / /


________________________________________________________________________________
3      SEC USE ONLY


________________________________________________________________________________
4      SOURCE OF FUNDS*

          00

________________________________________________________________________________
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                   / /


________________________________________________________________________________
6      CITIZEN OR PLACE OF ORGANIZATION

          USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /


________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

________________________________________________________________________________

  14   TYPE OF REPORTING PERSON*

          IN

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 to Schedule 13D relating to Highland Bancorp, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D filed by the undersigned on March 8, 1999 (the "Schedule 13D"). Terms defined in the Schedule 13D and not defined herein have the same meaning as in the Schedule 13D.


Item 2.  Identity and Background.

         Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership ("MP"), Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Partners II, L.P., a Delaware limited partnership ("MPII"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII") and Malta Offshore, Ltd., a Cayman Islands company ("MO"), (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MP, MHF, MPII and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MPII, with respect to shares of Common Stock beneficially owned by it, (vi) MHFII, with respect to shares of Common Stock beneficially owned by it, (vii) MO, with respect to shares of Common Stock beneficially owned by it, and (viii) Terry Maltese, with respect to shares of Common Stock beneficially owned by MP, MHF, MPII, MHFII and MO. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons" and MP, MHF, MPII and MHFII are sometimes collectively referred to herein as the "Partnerships." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

         The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MPII, MHFII, MO, SOAM and Holdings. The non-managing member of Holdings and SOAM is 2 WTC LLC, a New York limited liability company ("2WTC").

(b) The address of the principal offices of each of MP, MHF, MPII, MHFII, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 780 Third Avenue, 30th Floor, New York, New York 10017. The address of the principal offices of MO is c/o Hemisphere Fund Managers Limited, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal offices of 2WTC is c/o Sandler O'Neill & Partners, L.P., 2 World Trade Center -- 104th Floor, New York, New York 10048.

(c) The principal business of MP, MHF, MPII and MHFII is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of 2WTC is investing in Holdings and SOAM.

(d) During the last five years, none of MP, MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MP, MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Maltese is a U.S. citizen.


Item 3.  Source and Amount of Funds.

         Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

         MP, MHF, MPII, MHFII and MO currently hold no shares of Common Stock and therefore the net investment cost (including commissions, if any) of the shares of Common Stock held by each such person is zero.


Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) As of the close of business on May 3, 2000, none of MP, MHF, MPII, MHFII, MO, Holdings, SOAM or Mr. Maltese owned any shares of Common Stock either directly or indirectly and therefore the Reporting Persons, both singly and in the aggregate, owed 0% of the shares of the Common Stock outstanding as of the close of business on such date. 2WTC directly owned no shares of Common Stock.

(b) The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by MO. Mr. Maltese, as President and managing member of Holdings and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to and including May 3, 2000, MP effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------

         04/25/00           Sold             16,200           $24.0029
         04/26/00           Sold              6,000           $24.0625
         04/27/00           Sold              1,600           $24.0625
         04/28/00           Sold              2,600           $24.0000
         05/02/00           Sold              1,600           $24.0000
         05/03/00           Sold              3,200           $24.0000
         05/03/00           Sold              1,500           $24.0000


         During the sixty days prior to and including May 3, 2000, MHF effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------

         04/25/00           Sold             11,500           $24.0029
         04/26/00           Sold              1,000           $24.0625
         04/27/00           Sold              1,600           $24.0625
         04/28/00           Sold              2,700           $24.0000
         05/02/00           Sold              1,600           $24.0000
         05/03/00           Sold              3,200           $24.0000
         05/03/00           Sold              1,600           $24.0000

         During the sixty days prior to and including May 3, 2000, MPII effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------

         04/25/00           Sold             48,600           $24.0029
         04/26/00           Sold             17,000           $24.0625
         04/27/00           Sold              4,900           $24.0625
         04/28/00           Sold              8,200           $24.0000
         05/02/00           Sold              4,900           $24.0000
         05/03/00           Sold              9,800           $24.0000
         05/03/00           Sold              4,800           $24.0000


         During the sixty days prior to and including May 3, 2000, MHFII effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------

         04/25/00           Sold             36,000           $24.0029
         04/27/00           Sold              5,500           $24.0625
         04/28/00           Sold              9,200           $24.0000
         05/02/00           Sold              5,500           $24.0000
         05/03/00           Sold             11,020           $24.0000
         05/03/00           Sold              5,600           $24.0000


         During the sixty days prior to and including May 3, 2000, MO effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------

         04/25/00           Sold             10,200           $24.0029
         04/26/00           Sold              1,000           $24.0625
         04/27/00           Sold              1,400           $24.0625
         04/28/00           Sold              2,300           $24.0000
         05/02/00           Sold              1,400           $24.0000
         05/03/00           Sold              2,780           $24.0000
         05/03/00           Sold              1,500           $24.0000


(d)      Not applicable.

(e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

         There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended in its entirety to read as follows:

Exhibit 1 Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2000

MALTA PARTNERS, L.P.                             MALTA HEDGE FUND, L.P.

By:   SOAM Holdings, LLC,                        By:   SOAM Holdings, LLC,
      the sole general partner                         the sole general partner


By: /s/ Terry Maltese                            By: /s/ Terry Maltese
    ---------------------                            ---------------------
        Terry Maltese                                    Terry Maltese
        President                                        President

MALTA PARTNERS II, L.P.                          MALTA HEDGE FUND II, L.P.

By:   SOAM Holdings, LLC,                        By:   SOAM Holdings, LLC,
      the sole general partner                         the sole general partner


By: /s/ Terry Maltese                            By: /s/ Terry Maltese
    ---------------------                            ---------------------
        Terry Maltese                                    Terry Maltese
        President                                        President

MALTA OFFSHORE, LTD.                             Sandler O'Neill Asset Management LLC
By:Sandler O'Neill Asset Management LLC

By: /s/ Terry Maltese                            By: /s/ Terry Maltese
    ---------------------                            ---------------------
        Terry Maltese                                    Terry Maltese
        President                                        President

SOAM Holdings, LLC                               Terry Maltese

By: /s/ Terry Maltese                            /s/ Terry Maltese
    ---------------------                        ------------------------
        Terry Maltese                                Terry Maltese
        President

                                  EXHIBIT INDEX

                                                                       Page
                                                                       ----


Exhibit 1         Written Agreement relating to the                     17
                  filing of joint acquisition statements
                  as required by Rule 13d-1(f)(1) of the
                  Securities and Exchange Commission